Exhibit 99.2

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Scotiabank announces dividend on common shares

     TORONTO, March 4 /CNW/ - Scotiabank today announced a dividend of 47 cents per common share for the quarter ending April 30, 2008, payable on
April 28, 2008, to shareholders of record at the close of business on April 1,
2008.
     The Bank also declared the following dividends on Non-Cumulative
Preferred Shares for the quarter ending April 30, 2008, payable on April 28,
2008, to shareholders of record at the close of business on April 1, 2008:

     <<
     -   Series 12, Dividend No. 39    of    $0.328125   per share;
     -   Series 13, Dividend No. 12    of    $0.30       per share;
     -   Series 14, Dividend No. 5     of    $0.28125    per share;
     -   Series 15, Dividend No. 4     of    $0.28125    per share;
     -   Series 16, Dividend No. 2     of    $0.328125   per share;
     -   Series 17, Dividend No. 1     of    $0.33753    per share.
     >>

     Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan.

     %SEDAR: 00001289EF          %CIK: 0000009631

     /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Patty Stathokostas, Scotiabank Public Affairs,
(416) 866-3625/
     (BNS. BNS)

CO:  Scotiabank - Financial Releases; Scotiabank

CNW 07:12e 04-MAR-08